BARTLIT BECK HERMAN PALENCHAR & SCOTT
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

                                               DENVER OFFICE
                                               1899 WYNKOOP STREET
                                               SUITE 800
                                               DENVER, CO  80202
May 23, 2003                                   TELEPHONE:  (303) 592-3100
                                               FACSIMILE:  (303) 592-3140

                                               CHICAGO OFFICE
                                               COURTHOUSE PLACE
                                               54 WEST HUBBARD STREET
                                               CHICAGO, IL  60610
                                               TELEPHONE:  (312) 494-4400
                                               FACSIMILE:  (312) 494-4440

                                               (303) 592-3144
                                               thomas.stephens@bartlit-beck.com

Securities and Exchange Commission
Washington, D.C.  20549-0303
Attention:  John J. Mahon

         Re:      Titanium Metals Corporation
                  Schedule 14d-9 filed May 8, 2003
                  File No. 5-57193

Dear Mr. Mahon:

     Thank you for your letter of May 13, 2003 in connection with the Schedule 14d-9 filed with the Commission on May 8, 2003 by Titanium Metals Corporation ("TIMET"). TIMET is filing Amendment No. 1 to the Schedule 14d-9 and this letter responds to the comments of the Commission's Staff as set forth in your letter of May 13. TIMET's responses to the Staff's comments follow the numbered comments contained in the May 13, 2003 letter, which we have reproduced below.

General

1. We note that this offer involves units in a trust, rather than common shares in a corporation. Due to the limited trading market for the trust units involved, this current offer would appear to raise many of the same concerns set forth in Exchange Act Release No. 34-43069 regarding tender offers for limited partnership units. Therefore, with a view towards disclosure, please revise your Schedule 14D-9 to provide the information required by Section III.B.2 of Exchange Act Release No. 34-43069. Specifically, you should revise your offer materials to briefly discuss any potential conflicts of interest you face in making your statement of neutrality. In addition, to the extent you were provided with any valuations of the trust units that could be materially related to this offer, from either the trust itself or from an outside third party, please revise your disclosure to discuss those valuations in necessary detail.

Securities and Exchange Commission
May 23, 2003
Page 2

     We have revised Item 4 of the 14d-9 in response to the Staff's comment to add information relating to valuations, third party reports and conflicts of interest as described in Section III.B.2 of Exchange Act Release No. 34-43069.

Subject Company Information

2. Please revise your disclosure to discuss the Titanium Metals common stock underlying the trust units, and for which the offer is also being made. Please refer to Item 1002(b) of Regulation M-A.

     We have revised Item 2 of the 14d-9 in response to the Staff's comment to add information relating to the TIMET common stock.

     We  appreciate  the  Staff's  efforts to provide  us with  comments  on the
Schedule 14d-9. Please feel free to contact me at 303-592-3144 if you have questions.



                                          Very truly yours,



                                          Thomas R. Stephens

TRS/s